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Paul G. Mattaini
Direct Dial Number (717) 399-1519


                                   EXHIBIT 8

                                   November 24, 1997


Keystone Heritage Group, Inc.         Fulton Financial Corporation
555 Willow Street                     One Penn Square
Lebanon, Pa  17046                    Lancaster, PA  17602

    Re: Fulton Financial Corporation/Keystone Heritage Group, Inc.
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Gentlemen:

    We have acted as counsel to Fulton Financial Corporation ("FFC") in connection with the Merger Agreement dated August 15, 1997 (the "Merger Agreement") between FFC and Keystone Heritage Group, Inc. ("KHG").

    The following transactions will occur pursuant to the Merger Agreement:

    (i.) KHG will be merged with and into FFC, with FFC surviving the merger (the "Merger");

    (ii.) Each issued and outstanding share of the common stock of KHG, par value $5.00 per share (the "KHG Common Stock"), will be converted into shares of the common stock of FFC, par value $2.50 per share (the "FFC Common Stock") based on the conversion ratio set forth in the Merger Agreement;

    (iii.) Simultaneously with, or shortly after, the Merger, Lebanon Valley National Bank ("LVNB"), a wholly-owned subsidiary of KHG which, by virtue of the Merger, is to become a wholly-owned subsidiary of FFC, shall merge with Farmers Trust Bank ("FTB"), a wholly-owned FFC subsidiary, with FTB surviving such merger (the "Subsidiaries Merger"); and

    (iv.) Immediately following, or shortly after, the Subsidiaries Merger, certain branch offices of FTB are to be transferred to Fulton Bank, a wholly-owned FFC subsidiary, and certain other branch offices may be closed.
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    You have requested our opinion as to certain federal income tax consequences of the transactions contemplated by the Merger Agreement, and this opinion is rendered pursuant to the provisions of Section 7.1(d) of Article VII of the Merger Agreement.

    This Opinion Letter is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord (the "Accord") of the American Bar Association's Section of Business Law (1991), as supplemented or modified by the Pennsylvania Third-Party Legal Opinion Supplement (the "Pennsylvania Supplement") of the Pennsylvania Bar Association's Section of Corporation, Banking and Business Law
(1992). As a consequence, this Opinion Letter is subject to a number of qualifications, exceptions, definitions, limitations on coverage and other limitations, all as more particularly described in the Accord and the Pennsylvania Supplement, and this Opinion Letter shall be read in conjunction therewith. The Law covered by the opinions expressed herein is limited to the federal law of the United States of America.

    Except as otherwise indicated herein, capitalized terms used in this Opinion Letter are defined and set forth in the Merger Agreement, the Accord or the Pennsylvania Supplement. Our opinions herein are subject to the following conditions and assumptions, in addition to those set forth in the Accord and the Pennsylvania Supplement:

    (A) All of the shares of KHG Common Stock that are issued and outstanding at the time of the Merger will be duly authorized, validly issued, fully paid and nonassessable;

    (B) All conditions precedent to the obligations of FFC and KHG as set forth in the Merger Agreement will have been satisfied at the time of the Merger;

    (C) All covenants required to be performed by FFC and KHG on or before the date of consummation of the Merger, as set forth in the Merger Agreement, will have been performed by them as of such date;

    (D) The transaction contemplated by the Merger Agreement, including without limitation the Merger, the issuance of shares of FFC Common Stock to the stockholders of KHG, and the Subsidiaries Merger will be accomplished in strict accordance with the terms of the Merger Agreement and applicable statutes;

    (E) The fair market value of the FFC Common Stock and other consideration received by each KHG shareholder will be approximately equal to the fair market value of the KHG Common Stock surrendered in the exchange;

    (F) Upon consummation of the Merger, the former stockholders of KHG will own, in the aggregate, FFC Common Stock equal in value to at least 50 percent of the value of all of the formerly outstanding KHG Common Stock as of the date of the Merger;

    (G) There is no plan or intention on the part of the stockholders of KHG to sell or otherwise dispose of the FFC Common Stock to be received pursuant to the Merger Agreement that would reduce the ownership of
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        FFC Common Stock by former stockholders of KHG to a number of shares of
        FFC Common Stock having, in the aggregate, a value of less than 50 percent of the value of all of KHG Common Stock outstanding immediately prior to the Merger. For purposes of this assumption, shares of KHG Common Stock exchanged for cash or other property, surrendered by dissenters, or exchanged for cash in lieu of fractional shares of FFC Common Stock will be treated as outstanding KHG Common Stock on the date of the transaction. Moreover, shares of FFC Common Stock and shares of KHG Common Stock sold, redeemed, or disposed of prior or subsequent to the transaction will be considered in making this assumption;

    (H) FFC will acquire at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by KHG immediately prior to the Merger. For this purpose, amounts paid by KHG to dissenters, amounts paid by KHG to shareholders who receive cash or other property, assets of KHG used to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by KHG immediately preceding the Merger will be considered as assets of KHG held immediately prior to the Merger;

    (I) There is no plan or intention on the part of FFC to reacquire any of the shares of FFC Common Stock issued pursuant to the provisions of the Merger Agreement;

    (J) There is no plan or intention on the part of FFC to sell or otherwise dispose of any of the assets of KHG acquired in the Merger, except for the dispositions made in the ordinary course of business;

    (K) The liabilities of KHG assumed by FFC and the liabilities to which the assets of KHG are subject were incurred by KHG in the ordinary course of KHG's business;

    (L) The historic business of KHG will be continued by FFC following the Merger;

    (M) FFC, KHG and stockholders of KHG will pay their respective expenses, if any, incurred in connection with the transactions;

    (N) There is no intercorporate indebtedness existing between FFC and KHG that was issued or acquired or that will be settled at a discount; and

    (O) The fair market value of the assets of KHG transferred to FFC will equal or exceed the sum of the liabilities assumed by FFC plus the amount of liabilities, if any, to which the transferred assets are subject.

Based upon and subject to the foregoing, we are of the opinion that:

        (1) The Merger will constitute a reorganization within the meaning of
            Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code");
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        (2) No gain or loss will be recognized by KHG or FFC by reason of the
            Merger;

        (3) The bases of the assets of KHG in the hands of FFC will be the same as the bases of such assets in the hands of KHG immediately prior to the Merger;

        (4) The holding period of the assets of KHG in the hands of FFC following the Merger will include the period during which such assets were held by KHG prior the Merger;

        (5) No gain or loss will be recognized by the KHG shareholders on the exchange of shares of KHG Common Stock solely for shares of FFC Common Stock (including fractional shares); income, gain or loss will be recognized, however, to each such shareholder upon the receipt of cash by such shareholders on the exchange. The receipt of cash by KHG shareholders will have the effect of treating the shareholder as having received solely shares of FFC Common Stock in the reorganization exchange and then having received a cash payment from FFC in a hypothetical redemption of that number of shares of FFC Common Stock equal in value to such cash payment. A KHG shareholder who receives cash will therefore recognize capital gain or loss on the constructive redemption of such shares in an amount equal to the difference between the cash received and the adjusted basis in such shares;

        (6) The basis in the shares of FFC Common Stock to be received by KHG shareholders will be the same as the basis in the shares of KHG's Common Stock surrendered in the reorganization exchange, decreased by the amount of cash received and increased by the amount of any gain (and by the amount of any dividend income) recognized on the exchange; and

        (7) The holding period of the shares of FFC Common Stock to be received by the shareholders of KHG will include the period during which they held the shares of KHG Common Stock surrendered, provided the shares of KHG Common Stock are held as a capital asset on the date of the exchange.

                                Very truly yours,

                                BARLEY, SNYDER, SENFT & COHEN, LLP



                                By: /s/ Paul G. Mattaini
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                                           Paul G. Mattaini